FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Signs License Agreement with Fujisawa Healthcare For Development & Commercialization of MBI 226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Signs License Agreement with Fujisawa Healthcare For Development & Commercialization of MBI 226

Vancouver, BC, CANADA, and Deerfield, IL, USA, July 9, 2002 - Micrologix Biotech Inc., a biotechnology company focused on anti-infective drug development, and Fujisawa Healthcare, Inc., the U.S. subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products, today announced they have entered into a Collaboration and License Agreement for the co-development and commercialization of Micrologix' proprietary cationic peptide product candidate, MBI 226, for the prevention of central venous catheter (CVC) -related blood stream infections.

Under the terms of the agreement:

  Micrologix will receive up to US$21 million (C$32 million) in up-front and milestone payments, as well as a royalty of 20% on sales of the product.
  Fujisawa will fund 100% of remaining development costs and will assume responsibility for the manufacturing of MBI 226.
  Fujisawa will have exclusive rights to market and sell the product in the US, Canada, and Mexico.
  A joint development management committee will be established with representation from both organizations to oversee and guide the future development of MBI 226.

"We are proud of this new partnership with Fujisawa," said Bob Cory, Ph.D., VP of Business Development for Micrologix.  "Fujisawa is an established leader in the industry with a great team of people, providing us an outstanding development and marketing partner for our first product. Fujisawa's strong sales presence in the US hospital market makes this collaboration an ideal fit for MBI 226 and Micrologix."

"This is another example of doing what we say we are going to do", added Jim DeMesa, M.D., President and CEO of Micrologix. "This partnership is a significant strategic achievement for our company.  In addition to providing us with a strong marketing partner for MBI 226, the up-front, development cost and milestone payments will improve our financial position and reduce our burn rate going forward. We can now focus our financial resources on the development of other product candidates and the expansion of our technology and product pipeline."

About CVC-Related Blood Stream Infections

MBI 226 is in Phase III clinical trials for the prevention of CVC-related blood stream infections. In the US alone, more than 5 million CVCs are sold each year. Estimates indicate that in the US a CVC-related bloodstream infection develops in 250,000 to 400,000 patients each year resulting in approximately 70,000 deaths. On average, patients with bloodstream infections spend an additional 6.5 days in intensive care at a cost of US $29,000 for their stay.

About Fujisawa Healthcare, Inc.

Fujisawa Healthcare, Inc., headquartered in Deerfield, IL, US, develops, manufactures, and markets proprietary pharmaceutical products in the United States and abroad. Fujisawa Healthcare, Inc. is a subsidiary of Fujisawa Pharmaceutical Co., Ltd., based in Osaka, Japan. Fujisawa Pharmaceutical Co., Ltd., founded in 1894, is a leading pharmaceutical manufacturer with over 7,700 employees at international operations in North America, Europe, and Asia. Fujisawa markets a broad range of products in North America in the following therapeutic areas: anti-infectives, dermatology, transplantation and cardiovascular.

 About Micrologix

Micrologix Biotech Inc. is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives.  The company's immediate focus is toward anti-infective drug development, with two product candidates in clinical trials in the United States: MBI 226 for preventing central venous catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II).

            "James DeMesa"

James DeMesa, MD President & CEO

Contacts:

Jonathan Burke

Investor & Media Relations

Micrologix Biotech Inc.

Telephone: 604-221-9666, Extension 241

Toll Free: 1-800-665-1968

Maribeth Landwehr

Corporate Communications

Fujisawa Healthcare, Inc.

Telephone: 847-317-8988

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix receiving milestone payments set out in its agreement with Fujisawa, our expectations regarding Fujisawa's ability to successfully market MBI 226, and continuing to expand its product pipeline. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: results from the current Phase III trial and the regulatory process to obtain market approval for MBI 226; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.